A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

FOR IMMEDIATE RELEASE

A-Power Elects Michael Zhang to its Board of Directors

SHENYANG, China, June 10, 2011 /PRNewswire-Asia-FirstCall/ — A-Power Energy Generation Systems, Ltd. (NASDAQ: APWR) ("A-Power" or "the Company"), a leading provider of distributed power generation systems in China and a manufacturer of wind turbines, today announced that on June 8, 2011, A-Power’s Board of Directors elected Mr. Michael Zhang as a Director, effective June 8, 2011.

Mr. Zhang fills the Board seat previously held by Mr. John Lin who passed away in January 2011. Mr. Zhang currently serves in A-Power as Vice President for Strategic Planning, Internal Audit, and Internal Control.

Mr. Zhang, age 42, joined A-Power in January 2010 as Vice President, initially for the design, implementation, and management of A-Power’s internal and disclosure controls systems, and later his scope was expanded to include internal audit, strategic planning, and the integration of the Company’s Evatech Co. Ltd. solar equipment manufacturing subsidiary in Japan. He has more than 18 years of experience in internal audit, internal controls, corporate governance, and risk management related services. Mr. Zhang’s professional experience includes assisting listed issuers with the preparation of their US GAAP financial statements.

Prior to joining A-Power, Mr. Zhang was Executive Director of Business Risk Services with Ernst & Young (China) Advisory Limited from August 2007 through May 2009. Previously he was Director of Enterprise Risk Services at Deloitte Touche Tohmatsu CPA Ltd., from April 2005 through May 2007, where his responsibilities included the provision of internal control (Sarbanes-Oxley Section 404) consulting services to a variety of corporate clients. Mr. Zhang earlier served with Lenovo Group Ltd. for more than four years as director of internal audit and internal controls and with China National Petroleum Corporation for seven years as an internal auditor and, initially, as a software engineer.

Mr. Zhang is a Certified Internal Auditor and a past member of the Internal Auditing Standards Board of The Institute of Internal Auditors. Mr. Zhang graduated from Northwest University with a Bachelor's Degree in Computational Mathematics. He received an MBA in Finance from Hong Kong Chinese University.

Since November 2010, Mr. Zhang has served as an independent director and audit committee chairman on the Board of Directors of China Shengda Packaging Ltd., a Nasdaq-listed China-based paper packaging company that has no relationship with A-Power. Since September 2009, he has served as an independent director in Beijing Kingstar Consulting Firm Limited, a development-stage consulting firm that has no relationship to A-Power. Since May 2009, he has served as independent director of Well-Tech (Changzhou) Electronic Technology Co., Ltd., a provider of professional mechanical manufacturing services that has no relationship to A-Power.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

About A-Power

A-Power Energy Generation Systems, Ltd., through its China-based operating subsidiaries, is a leading provider of distributed power generation systems in China and is expanding into the production of alternative power generation systems. Focusing on energy-efficient and environmentally friendly distributed power generation projects of 25 to 400 megawatts, A-Power also operates one of the largest wind turbine manufacturing facilities in China. A-Power acquired Evatech Co. Ltd., a designer and manufacturer of industrial equipment for amorphous-silicon photovoltaic panels, in January 2010, and acquired Hallys Corporation in May 2010.

In addition to the establishment of strategic relationships with some of the world's leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies.

For more information, please visit http://www.apowerenergy.com.

A-Power Energy Generation Systems, Ltd.

Richard Cai
Mobile: +86 131 2230 4436 in China
Email: richard@apowerenergy.com

Christensen

Patty Bruner
Mobile: +1 480 332 6397 in the USA
Email: pbruner@ChristensenIR.com

Tom Myers
Mobile: +86 139 1141 3520 in China
Email:  tmyers@ChristensenIR.com

Source: A-Power Energy Generation Systems, Ltd.
http://www.apowerenergy.com